

Mail Stop 3561

June 1, 2016

Mr. Timothy A. Larkin
Chief Financial Officer
InterCloud Systems, Inc.
1030 Broad Street
Suite 102
Shrewsbury, NJ 07702

> **Re: InterCloud Systems, Inc.**
> **Amendment No. 1 to Form 8-K filed May 31, 2016**
> **Response Dated May 31, 2016**
> **File No. 0-32037**

Dear Mr. Larkin:

We have reviewed your May 31, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within five business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2016 letter.

Item 4.02(a). Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1. Reference is made to the second paragraph. The description of the understatement of revenue and cost of goods sold implies that gross profit was understated by $0.5 million, rather than $0.9 million. Please clarify for us how the adjustment described in this paragraph resulted in additional gross profit of $0.9 million.

2. Your response letter dated May 31, 2016 acknowledges the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter. However, the acknowledgment was not signed by a representative from InterCloud Systems, Inc. In responding to this comment letter, please provide the Tandy language acknowledgment with a signature from an InterCloud Systems, Inc. representative.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products